SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc

Transactions in own shares

Ryanair Holdings plc (the "Company") announces that in the period 17 February 2025 to 21 February 2025 it purchased for cancellation in aggregate 43,883 ordinary shares of nominal value €0.006 each in the capital of the Company ("Ordinary Shares") and in aggregate 1,568,600 Ordinary Shares underlying the American Depositary Shares, as further detailed below.

Date	Number of Ordinary Shares	Volume weighted average price paid	Number of Ordinary Shares underlying American Depositary Shares	Volume weighted average price paid
17 February 2025	5,000	€20.4360
18 February 2025	8,883	€20.5555	430,000	US $22.9232
19 February 2025	10,000	€19.9600	430,000	US $22.3699
20 February 2025	10,000	€20.0000	428,600	US $22.6575
21 February 2025	10,000	€20.2180	280,000	US $22.9821

These share purchases form part of the Company's existing share buy-back programme, details of which were announced on 27 August 2024 (the "Programme").  Purchases made under the share buyback programme will be announced on a weekly basis.

In addition to the above, the Company purchased a further 1,071,054 Ordinary Shares at a price of €20.50 per Ordinary Share on 21 February 2024. These purchases are supplementary to the Programme under the Company's general authority to repurchase Shares, in accordance with the details announced by the Company on 27 August 2024.

All shares purchased by the Company will be cancelled. This announcement is being made in accordance with Article 5(1)(b) of Regulation (EU) No 596/2014, as amended.

Issuer name:	Ryanair Holdings plc
LEI	635400BR2ROC1FVEBQ56
ISIN:	IE00BYTBXV33

Enquires:

Contact:
Peter Larkin
Ryanair Holdings Plc
Tel: + 353 1 945 1212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 24 February, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary